Mark E. Crone Managing Partner mcrone@cronelawgroup.com

December 13, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Steve Lo

Kimberly Calder

John Coleman

Cheryl Brown

Irene Barberena-Meissner

Re:	Idaho Copper Corporation
Registration Statement on Form S-1
Filed November 22, 2024
File No. 333-280762

Dear Sir and Madam:

On behalf of Idaho Copper Corporation, a Nevada corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form S-1 (the “Amended Registration Statement”) in response to the comments of the staff (the “Staff”), dated December 9, 2024, with reference to the Company’s Registration Statement on Form S-1 filed with the Commission on November 22, 2024.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 25

1.	We note your response to prior comment 1. However, no revision was made. We reissue the comment. As of July 31, 2024, you state that you “expect to incur expenses offset by revenues during the next twelve months of operations.” You also state that “the Company does not project revenue for the next few years.” Please revise the contradicting statements accordingly.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page 25.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 13, 2024

Consolidated Statements of Cash Flows, page F-7

2.	We note that your response to prior comment 4. Given that you acknowledge the amounts are misclassified, tell us why you did not revise the presentation or revise in the next filing. Additionally, address how $36,000 of Proceeds from non-current bond liabilities were received when no bond liabilities appear to have been issued in 2023, per Note 5.

Response: The Company respectfully advises the Staff that it ascertained in the fiscal year 2023 financial audit that prior unaudited unreviewed financial statements for fiscal year 2022 had understated the debenture balance of $3,135,000 by $36,000. Upon further review, it was determined that this insignificant amount was included in equity as part of the recapitalization.

Note 4 - Convertible Notes, page F-12

3.	We note responses to prior comments 4 and 5. Please provide us with rollforward schedules for each of the years ended January 31, 2024 and 2023 and through April 5, 2024, when the notes were converted to common stock. The rollforward schedules should begin with the balance of convertible notes as of February 1, 2022 through to the ending balance as of January 31, 2023, continue to the ending balance as of January 31, 2024 and end with the zero balance at April 5, 2024. In these rollforward schedules, please show dates and amounts of each convertible note issued during these periods. In addition, show any discounts associated with each convertible note and other applicable reconciling items with clear explanations. The total of the balances should match the amounts presented in the balance sheets as of January 31, 2023, January 31, 2024 and July 31, 2024.

Response: Company respectfully advises the Staff that it has prepared the requested rollforward schedule and attached it as Exhibit 1.

4.	We note your response to prior comment 7. In this regard, we note that Convertible Notes at December 31, 2022 in the ICUMO unaudited financial statements in the Form 8-K/A filed on February 14, 2023 totaled $3,674,000. Explain to us the difference between the $3,674,000 value and the $898,000 carrying value of ICUMO notes detailed in your response.

Response: The Company respectfully advises the Staff that it filed a Form 8-K/A on February 14, 2023, where the Company identified these notes as “convertible” when several of the notes contained no such conversion features. This information was provided in Note 6 to the December 31, 2022, unaudited financial statements on page 13 which included the terms of these notes, in which we stated only $325,000 worth of notes were convertible.

For the Form 10-Q filed June 14, 2023, for the period ended April 30, 2023, the Company detected this error and appropriately reclassified the note balances which were not convertible to “Bond Liabilities” which was the financial statement description selected by management for these notes. In essence, this is a reclassification due to an error in the unaudited and unreviewed information presented in the Form 8-K/A filed on February 14, 2023.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 13, 2024

Note 10 - Subsequent Events, page F-29

5.	Your response to prior comment 9 referred us to page F-29. However, your disclosure does not appear to address prior comment 9 and does not update for the current balances at July 31, 2024. We note from pages 5 and 47 that you have 258,340,664 shares of common stock issued and outstanding at November 21, 2024. In addition, we note from the Condensed Consolidated Balance Sheet as of July 31, 2024 on page F-17 that you had 249,946,937 shares of common stock issued and outstanding. Please revise to disclose the shares issued subsequent to July 31, 2024 to include the date of issuance, number of shares issued, the purpose of issuances and the value of the shares issued.

Response: The Company has prepared the requested rollforward schedule below for the reconciliation of the shares of common stock outstanding in accordance with the comments of the Staff.

	Date	Issuance	Outstanding	Value	Explanation
Common Stock New Issuance	7/31/2024		249,946,937
Brodkey	8/2/2024	170,000	250,116,937	$42,500	Conversion of accrued compensation
Rudofsky	8/2/2024	125,000	250,241,937	$31,250	Conversion of accrued compensation
Scannell	8/2/2024	350,000	250,591,937	$87,500	Conversion of accrued compensation
Non-employees	8/2/2024	781,000	251,372,937	$574,750	Conversion of accrued compensation
Brodkey	9/25/2024	2,570,000	253,942,937	$565,400	Conversion of accrued compensation
Scannell	9/25/2024	2,500,000	256,442,937	$550,000	Conversion of accrued compensation
Rudofsky	9/25/2024	125,000	256,567,937	$27,500	Conversion of accrued compensation
Non-employees	9/25/2024	375,000	256,942,937	$82,500	Conversion of accrued compensation
Common Stock New Issuance	10/31/2024		256,942,937
Scannell	11/5/2024	397,727	257,340,664	$87,500	Conversion of accrued compensation
Brodkey	11/5/2024	193,182	257,533,846	$42,500	Conversion of accrued compensation
Non-employees	11/5/2024	306,818	257,840,664	$67,500	Conversion of accrued compensation
Rudofsky	11/5/2024	500,000	258,340,664	$75,000	Exercise of warrants @ $0.15 per share
Common Stock	12/10/2024		258,340,664

Exhibits 96.1, page II-2

6.	We note your response to comment 10. Please address the following with respect to your technical report summary;

Revise to include the point of reference at which your mineral resources were calculated, for example in-situ, mill feed, saleable product, etc, as required by Item 601(b)(96)(iii)(B)(11)(1) of Regulation S-K;

Response: The technical summary report has added statements on pages 3 and 93 of the report in accordance with the comments of the Staff.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 13, 2024

Revise to discuss the operating costs associated with your cut-off grade as required by Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K, and provide additional disclosure regarding the incremental cost associated with the cost to process the material that has been sorted. For example, the pricing that you have referenced related to your cut-off grade is a finished product price, however the unit cost does not appear to cover all incremental costs up to the point of a saleable product;

Response: The technical summary report has added statements on pages 5 and 105 of the report in accordance with the comments of the Staff. The Company respectfully advises the Staff that one must take into account the upgrade achieved by the sorters in that $5 of material is fed into sorters but $6.75 of material comes out to the mill. The overall costs if the processing admin and refining charges are added is $6 thus the output of $6.75 generates a profit.

Revise to discuss the uncertainty in the estimates of inferred, indicated, and measured resources as required by Item 601(b)(96)(iii)(B)(11)(v) of Regulation SK;

Response: The technical summary report has been revised in sections 1.10.1 and 22.2.1 in accordance with the comments of the Staff.

Revise to provide the qualified persons opinion of whether all issues relating to all relevant technical and economic factors can be resolved with further work as required by Item 601(b)(96)(iii)(B)(11)(vi) of Regulation S-K;

Response: The technical summary report has been revised in section 1.1.28 in accordance with the comments of the Staff.

Please revise to ensure all figures and references to figures are correct. For example, Figure 11-1, 11-2, and 11-3 on page 99 do not appear to be correct;

Response: The technical summary report has been revised for correctness in accordance with the comments of the Staff.

Revise to clarify if Tables 19-2 and 19-3 include inferred resources. The LOM project annual cash flow should be included for the non-inferred resources and all tables under Item 19 should be adequately labeled and described.

Response: Tables 19-2 and 19-3, the LOM project annual cash flow and noon-9nferred resources and all tables under Item 19 of the technical summary report have been revised in accordance with the comments of the Staff.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 13, 2024

We hope the Amended Registration Statement addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

cc:	Steven Rudofsky

Chief Executive Officer